EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Expressed in thousands of Canadian Dollars)
(Unaudited)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC  V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Expressed in thousands of Canadian Dollars)

	Note	September 30, 2015	December 31, 2014

ASSETS

Current assets
Cash and cash equivalents		$453,233	$34,495
Receivables and other		17,019	12,552
		470,252	47,047
Non-current assets
Restricted cash	3	5,419	1,697
Mineral properties, plant and equipment	3	919,522	768,072
Other assets	4	38,099	-
		963,040	769,769
Total Assets		$1,433,292	$816,816

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$38,452	$13,277
Flow-through share premium		297	-
		38,749	13,277
Non-current liabilities
Long-term debt	4	434,911	-
Decommissioning and restoration provision		4,961	2,096
Deferred income tax		21,426	22,212
Total liabilities		500,047	37,585

EQUITY

Share capital	5	951,731	795,034
Contributed surplus	5	66,578	59,970
Deficit		(85,064)	(75,773)
Total equity		933,245	779,231
Total Equity and Liabilities		$1,433,292	$816,816

Contingencies	7
Subsequent event	8

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 5, 2015.

On behalf of the Board:
“Ross A. Mitchell”	“George N. Paspalas”
Ross A. Mitchell (Chairman of Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited – Expressed in thousands of Canadian Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2015	2014	2015	2014

EXPENSES

Amortization		$29	$19	$56	$53
Consulting		39	39	101	81
Financing and interest costs		148	-	148	-
Insurance		133	80	364	259
Investor relations		266	276	873	785
Listing and filing fees		11	21	323	260
Office		316	276	919	830
Professional fees		90	150	361	1,211
Salaries		665	405	2,192	1,158
Share-based compensation	5(b)	780	477	4,479	2,383
Travel and accommodation		88	82	328	136
Gain on sale of equipment		-	-	(47)	-

Operating loss		2,565	1,825	10,097	7,156

Interest income		(134)	(193)	(647)	(257)
Accretion of decommissioning and restoration provision		30	9	55	26
Derivative (gain) loss	4	2,853	-	2,853	-
Foreign exchange (gain) loss		(2,206)	(400)	(2,740)	(178)

Loss before taxes		3,108	1,241	9,618	6,747

Deferred income tax expense (recovery)		227	3,427	(327)	3,605

Net loss and comprehensive loss for the period		$3,335	$4,668	$9,291	$10,352

Basic and diluted loss per common share		$0.02	$0.04	$0.07	$0.09

Weighted average number of common shares outstanding		134,245,920	113,914,479	132,242,718	109,448,226

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in thousands of Canadian Dollars)

		Nine months ended September 30,
	Note	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		$(9,291)	$(10,352)
Items not affecting cash:
Change in fair value of derivatives		2,853	-
Accretion of decommissioning and restoration provision		55	26
Amortization		56	53
Deferred income tax expense (recovery)		(327)	3,605
Share-based compensation	5	4,479	2,383
Gain on sale of equipment		(47)	-
Unrealized foreign exchange (gain) loss		(2,836)	-
Change in non-cash working capital items:
Receivables and other		157	(183)
Accounts payable and accrued liabilities		(332)	696

Net cash used in operating activities		(5,233)	(3,772)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from credit facility, net	4	192,291	-
Proceeds from stream financing	4	198,750	-
Common shares issued	5	159,126	93,784
Share issue costs	5	(4,591)	(6,159)
Proceeds from exercise of stock options	5	1,289	-

Net cash generated by financing activities		546,865	87,625

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant & equipment	3	(124,120)	(40,152)
Mineral recoveries		210	9,154
Proceeds from sale of equipment		121	-
Restricted cash	3	(3,721)	(449)

Net cash used in investing activities		(127,510)	(31,447)

Change in cash and cash equivalents for the period		414,122	52,406

Cash and cash equivalents, beginning of period		34,495	11,575
Effect of foreign exchange rate changes on cash and cash equivalents		4,616	-

Cash and cash equivalents, end of period		$453,233	$63,981

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Expressed in thousands of Canadian Dollars)

	Note	Number of shares	Share capital	Contributed surplus	Deficit	Total

Balance – December 31, 2013		105,051,050	$707,547	$53,820	$(63,328)	$698,039

Shares issued under flow-through agreement		3,425,327	26,307	-	-	26,307

Shares issued under marketed offering		7,855,650	61,868	-	-	61,868

Shares issued under private placement		496,054	3,916	-	-	3,916

Share issue costs		-	(6,159)	-	-	(6,159)

Deferred income tax on share issuance costs		-	1,599	-	-	1,599

Value assigned to options vested		-	-	4,673	-	4,673

Loss for the period		-	-	-	(10,352)	(10,352)

Balance – September 30, 2014		116,828,081	$795,078	$58,493	$(73,680)	$779,891

Balance – December 31, 2014		116,828,081	$795,034	$59,970	$(75,773)	$779,231

Shares issued under private placement	5	23,430,324	152,126	-	-	152,126

Shares issued under flow-through agreement	5	800,000	5,968	-	-	5,968

Share issue costs	5	-	(4,591)	-	-	(4,591)

Shares issued upon exercise of options	5	216,250	2,000	(711)	-	1,289

Deferred income tax on share issuance costs		-	1,194	-	-	1,194

Value assigned to options vested	5	-	-	7,319	-	7,319

Loss for the period		-	-	-	(9,291)	(9,291)

Balance – September 30, 2015		141,274,655	$951,731	$66,578	$(85,064)	$933,245

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company is in the business of acquiring, owning, evaluating and developing gold/silver/copper mineral interests and owns the Brucejack and Snowfield Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of developing the Brucejack Project and exploring the Snowfield Project.

The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, the ability to obtain the necessary permits to mine, and on future profitable production or proceeds from the disposition of the Projects.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, these financial statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. These financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in thousands of Canadian dollars (unless otherwise stated).  The accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2014.  As a result of the transition of the Brucejack Project from exploration and evaluation to property, plant and equipment in the period, the Company has also applied the accounting policies described below.

b)	Mineral property development costs

Mineral properties consists of the Brucejack Project carried at cost, less accumulated depletion.  Costs of project development including gaining access to underground resources are capitalized to mineral properties.  Once the mineral property is in production, it will be depleted using the units-of-production method.  Depletion is determined each period using gold equivalent ounces mined over the asset’s estimated recoverable reserves.

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

c)	Construction in Progress

Costs recorded for assets under construction are capitalized as construction in progress.  On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.  No depreciation is recorded until assets are substantially complete and available for their intended use.

d)	Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset.  Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use.  Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete.  When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

e)	Impairment of non-financial assets

The carrying amounts of assets included in mineral properties, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable.  If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment.  Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined.  The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less costs of disposal and its value in use.  An impairment loss exists if the asset’s carrying amount exceeds the recoverable amount, and is recorded as an expense immediately.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form.  These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted.  Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date.  Costs of disposal are incremental costs directly attributable to the disposal of an asset.  Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources and operating and capital costs.  All inputs used are those that an independent market participant would consider appropriate.

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

e)	Impairment of non-financial assets (Cont’d)

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed.  If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods.  A reversal of an impairment loss is recognized into profit or loss immediately.

f)	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future.  Estimates and other judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances.  The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

•	Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities up to the reporting date.  Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators existed as of September 30, 2015.

•	Determination of commercial viability and technical feasibility of the Brucejack Project

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether technical feasibility and commercial viability of the Brucejack Project is demonstrable.  The Company considered the positive National Instrument 43-101 compliant Feasibility Study, the receipt of key environmental permits and completed construction financing and concluded that commercial viability and technical feasibility of the Brucejack Project had been confirmed in the period ended September 30, 2015.  At this point, the asset is reclassified to mineral properties, plant and equipment and tested for impairment.

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

3.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Nine months ended September 30, 2015
	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total
Cost
Balance, beginning of period	$-	$-	$13,436	$759,238	$772,674
Additions in the period	-	-	731	155,924	156,655
Recoveries	(3,677)	-	-	-	(3,677)
Transfer to mineral properties	515,369	83,811	-	(599,180)	-
	$511,692	$83,811	$14,167	$315,982	$925,652

Accumulated depreciation and depletion
Balance, beginning of period	$-	$-	$4,602	$-	$4,602
Additions	-	-	1,762	-	1,762
Disposals	-	-	(234)	-	(234)
	$-	$-	$6,130	$-	$6,130
Balance, September 30, 2015	$511,692	$83,811	$8,037	$315,982	$919,522

Exploration and evaluation assets

Exploration and evaluation assets consists primarily of the Snowfield Project as well as additional regional drilling.

Mineral properties

Mineral properties consists solely of the Brucejack Project.  The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Project.  Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

In relation to the Brucejack Project, the Company has $5,419 of restricted cash which includes $5,036 in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to close down and restoration provisions.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

3.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

On July 31, 2015, the Company received an Environmental Assessment Decision Statement from the Federal Minister of the Environment which found that the Brucejack Project was not likely to cause significant adverse environmental effects.  Subsequent to this, the British Columbia Minister of Energy and Mines issued a Mines Act Permit approving the mine plan and reclamation program allowing commercial production at the Brucejack Project.  With receipt of the permits, the development decision from the Board of Directors and the completion of the construction financing package, the Brucejack Project has transitioned from an exploration and evaluation asset under IFRS 6 to property, plant and equipment under IAS 16.

At the time of the transition from exploration and evaluation to property, plant and equipment, the company completed an impairment test as required by IFRS 6.  The impairment test compared the carrying amount of the Brucejack Project to its recoverable amount.  The recoverable amount is the higher of the value in use and the fair value less costs of disposal.  The Company estimated the recoverable amount based on the fair value less costs of disposal using a discounted cash flow model with feasibility study economics.  The significant assumptions that impact the resulting fair value include future gold and silver prices, exchange rates, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate.  Upon completion of the impairment test, the Company concluded there was no impairment.

4.	CONSTRUCTION FINANCING

On September 21, 2015, the Company closed a construction financing package comprised of a credit facility for US$350 million, an offtake agreement, a US$150 million callable gold and silver stream agreement and a private placement of common shares for US$40 million.  The Company received credit facility proceeds of US$150 million, before an arrangement fee of US$4.5 million, gold and silver stream proceeds of US$150 million and common share proceeds of US$40 million upon closing.

The Company recorded the following at closing:

Assets
Loan commitment under senior secured term facility (US$23,589)		$31,530
Embedded derivatives in senior secured term facility (US$5,152)		6,826
Total		$38,356

Liabilities
Senior secured term facility (a):	$
Principal drawn (US$150,000)		198,750
Adjustment to carrying amount		(35,230)
Total		$163,520
Offtake obligation (US$50,662) (b)		$67,127
Stream obligation (US$150,000) (c)		$198,750
Equity
Common shares (US$40,000)		$53,000

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

4.	CONSTRUCTION FINANCING (Cont’d)

Transaction costs associated with the loan facility and common shares have been recorded as part of the associated financing.  Transaction costs attributable to the offtake and stream obligations have been expensed as incurred.

Pursuant to the construction financing agreements, the Company is subject to a number of non-financial covenants, including restrictions on future financings while amounts remain outstanding under the senior secured term credit facility.

(a)	Senior secured term facility

Pursuant to the terms of the senior secured term credit facility, the Company can borrow up to US$350 million, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity.   The credit facility is secured by substantially all of the assets of the Company and its subsidiaries.

On September 21, 2015, the Company received an initial advance of US$150 million.  Subsequent advances will be available starting 6 months following the closing date and ending 18 months following the closing date.  Each subsequent advance shall be for a minimum of US$5 million and a maximum of US$50 million and is subject to a 3% arrangement fee at the time of draw.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option, upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest.  The Company has the right to repay at par plus accrued interest after the second anniversary of closing and upon payment of 2.5% of principal prior to the second anniversary.

The Company has determined the prepayment and extension options in the credit facility are embedded derivatives that are required to be separated from the credit facility obligations and recorded at fair value initially and at each balance sheet date, with changes in fair value recorded in profit or loss.  From inception to September 30, 2015, the change in fair value of the embedded payment options was a fair value loss of $257.

In conjunction with the credit facility, the Company entered into an agreement to sell the gold produced at the Brucejack Project (the “Offtake obligation”).  The Offtake obligation (discussed below), compensates for a lower stated interest rate on the credit facility and is presented as a reduction to the carrying amount of the drawn portion of the credit facility and an asset representing the initial fair value of the undrawn loan commitment.  As the balance of the credit facility is drawn, the loan commitment will be reclassified as a reduction of the resulting loan and amortized over the life of the associated liability on an effective interest rate basis.

As a result of impact of both the Offtake obligation and the arrangement fees, the effective interest rate on the drawn portion of the credit facility is 13.7%.  From inception to September 30, 2015, the Company capitalized $556 of interest on the credit facility to mineral property, plant and equipment.

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

4.	CONSTRUCTION FINANCING (Cont’d)

As at September 30, 2015, the carrying value of the credit facility obligation is as follows:

Balance, beginning of period	$-
Credit facility advances, net of discounts (US$123,579)	163,520
Accrued interest during the period (US$417)	556
Foreign currency loss	1,780
Balance, end of period	$165,856

(b)	Offtake obligation

The Company has entered into an agreement pursuant to which it will sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces.  The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the Offtake obligation by up to 75% by paying (a) US$11 per remaining ounce effective December 31, 2018 or (b) US$13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

The Company has determined the offtake obligation represents a derivative liability.  Accordingly, the offtake obligation, which is primarily a function of the purchaser’s gold price option feature, is remeasured at fair value at each balance sheet date, with changes in fair value being recorded in profit or loss.  From inception to September 30, 2015, the change in fair value of the Offtake obligation was a fair value loss of $294.

(c)	Stream obligation

The Company has entered into a stream arrangement from which it received a US$150 million deposit on September 21, 2015.  Pursuant to the stream, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to date) and a payment of US$20 million.   Upon delivery, the Company is entitled to (a) for gold, the lesser of US$400 and the gold market price and (b) for silver, the lesser of US$4 per ounce and the silver market price.  Any excess of market over the fixed prices above are credited against the deposit.  Any remaining uncredited balance of the deposit is repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company has the option to repurchase the stream obligation for US$237 million on December 31, 2018 or US$272 million on December 31, 2019.  Alternatively, the Company may reduce the stream obligation to (a) 3% on December 31, 2018 (and accelerate deliveries under the stream to January 1, 2019) or (b) 4% on December 31, 2019 (in which case deliveries will commence on January 1, 2020) on payment of US$150 million.

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

4.	CONSTRUCTION FINANCING (Cont’d)

In the event of certain change of control events prior to January 1, 2020 (or the date the deposit is reduced to nil, if earlier), the Company and the counterparty each have an option pursuant to which the Company would repurchase the stream obligation in exchange equal to the greater of (a) 13.6% of consideration received as a result of the triggering event and (b) an amount that will result in the counterparty receiving a 15% annualized return on the stream obligation.

The Company has determined that the stream obligation is in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices.   The Company has elected to measure the stream obligation in its entirety at fair value through profit and loss.  The stream obligation will be remeasured at fair value at each balance sheet date, with changes in the fair value being recorded in profit or loss.  From inception to September 30, 2015, the stream obligation increased by $2,884.  As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized.  From inception to September 30, 2015, the Company capitalized $582 of interest on the stream debt to mineral properties, plant and equipment.  The capitalized interest was deducted from the derivative loss recorded in the statement of loss.

(d)	Fair Value of Financial Liabilities Under the Construction Financing Arrangements

International Financial Reporting Standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy.  Each of these financial instruments are classified as Level 3 as their valuation includes significant unobservable inputs.

As at and for the period ended September 30, 2015
Fair value Asset / (Liability)
Embedded derivatives under the senior secured term facility	$6,570
Offtake obligation	$(67,421)
Stream obligation	$(201,635)

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

4.	CONSTRUCTION FINANCING (Cont’d)

The embedded derivative assets were valued using the Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate, the Company’s credit spread and foreign exchange rates.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models.  The key inputs used by the Monte Carlo simulation in valuing both the stream and the offtake include: the gold forward curve based on Comex futures, the Company’s expectation about long-term gold yields, gold volatility, call option exercise prices, risk-free rate of return, non-performance risk, production expectations and spot USD/CAD foreign exchange rates.  In addition, in valuing the stream obligation, the silver forward curve based on Comex futures, silver volatility and the gold/silver correlation were used.

5.	CAPITAL AND RESERVES

a)	Authorized Share Capital

On January 15, 2015, the Company completed a private placement of 12,836,826 common shares at $6.30 per share for gross proceeds of $80.9 million resulting in the acquirer owing approximately 9.9% of the Company’s issued and outstanding shares.  As a result of this agreement, the Company entered into additional subscription agreements with holders who wished to maintain their respective pro rata interest in the Company.  Thus, on January 21, 2015, the Company issued an additional 2,897,490 common shares at $6.30 per share for gross proceeds of $18.3 million.  The combined gross proceeds of these two offerings was $99.1 million (before share issue costs of $3.5 million).

On June 8, 2015, the Company completed a private placement of 800,000 flow-through shares at a price of $8.75 per flow-through share for gross proceeds of $7.0 million.  The Company bifurcated the gross proceeds between share capital of $6.0 million (before share issue costs of $0.1 million) and flow-through share premium of $1.0 million.

On September 21, 2015, as part of the construction financing package, the Company completed a private placement of 7,696,008 common shares at US$5.1975 per share for gross proceeds of US$40 million (before share issue costs of US$0.6 million).

b)	Share Option Plan

The following table summarizes the changes in stock options for the nine months ended September 30:

	2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1	10,810,950	$8.48	9,841,950	$8.63
Granted	1,556,000	8.23	510,000	7.44
Exercised	(216,250)	5.96	(22,500)	13.06
Forfeited	(135,750)	12.12
Outstanding, September 30	12,014,950	$8.44	10,329,450	$8.56

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

5.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2015:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price
$5.85 – $7.99	6,866,500	1.64	6,375,750	$6.17
$8.00 - $9.99	1,632,750	3.33	1,080,750	9.04
$10.00 - $11.99	2,015,700	0.97	2,015,700	11.53
$12.00 - $13.99	1,355,000	2.17	1,355,000	13.69
$14.00 - $15.99	20,000	1.52	20,000	14.67
$16.00 - $17.99	125,000	1.33	125,000	16.48
Outstanding, September 30, 2015	12,014,950	1.81	10,972,200	$8.50

The total share option compensation for the nine month period ended September 30, 2015 is $7,319 (2014 - $4,673) of which $4,181 (2014 - $2,383) has been recorded to share-based compensation in the statement of loss and $3,138 (2014 - $2,290) has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the nine month periods ended September 30, 2015 and September 30, 2014 using the Black-Scholes option pricing model:

	Nine months ended September 30
	2015	2014
Risk-free interest rate	1.02%	1.37%
Expected volatility	66.80%	68.28%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the initial fair value.

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

5.	CAPITAL AND RESERVES (Cont’d)

c)	Restricted Share Unit (“RSU”) Plan

The following table summarizes the changes in RSU’s for the nine months ended September 30, 2015:

	Number of RSU’s	Weighted average fair value
Outstanding, January 1	330,992	$6.84
Granted	-
Settled	(1,433)	8.24
Forfeited/expired	(6,023)	8.24
Outstanding, September 30	323,536	$6.84

The Company’s RSU’s are cash settled share based awards.  At September 30, 2015, a liability of $723 (2014 - $Nil) was outstanding and included in accounts payable and accrued liabilities.  For the period ended September 30, 2015, $298 (2014 - $Nil) of RSU compensation has been recorded to share-based compensation expense and $375 (2014 - $Nil) has been capitalized to mineral interests.

6.	RELATED PARTIES

Transactions with directors and key management personnel

Nine months ended September 30
	2015	2014
Salaries and management fees	$1,710	$1,213
Share based compensation	5,312	3,548
Total management compensation	$7,022	$4,761

Subsidiaries

The Company has two wholly owned subsidiaries: Pretium Exploration Inc., which holds interest in the Brucejack and Snowfield Projects, and 0890696 BC Ltd., which holds real estate in Stewart, BC.

7.	CONTINGENCIES

a)	Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company), and Snowden Mining Industry Consultants Ltd. (the “Wong Action”).

A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”).  The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden Mining Industry Consultants Ltd.

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

7.	CONTINGENCIES (Cont’d)

The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s securities.  In the Wong Action, the class period is between November 22, 2012 and October 22, 2013.  In the Tahzibi Action, the class period is between July 23, 2013 and October 22, 2013.

The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack.  The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program.  According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

The Wong Action claims $60 million in general damages.  The Tahzibi Action claims $250 million in general damages. The plaintiffs in the Ontario Actions have asked for the appointment of a case management judge.  There have been no further steps in the Ontario Actions.

b)	United States Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014.  Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.  The Court has not yet issued a decision on the motion.

PRETIUM RESOURCES INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the nine months ended September 30, 2015 and 2014 (Unaudited – Expressed in thousands of Canadian Dollars)

7.	CONTINGENCIES (Cont’d)

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend these matters, although no assurance can be given with respect to the ultimate outcome of such proceedings.  No liability amounts have been recorded in connection with these cases.

8.	SUBSEQUENT EVENT

Subsequent to the period end, 3,316,450 employee stock options were exercised at an exercise price between $5.85 and $6.10 per share for total gross proceeds of $20,026.